Exhibit 99.1

Vesting of awards under the Long Term Incentive Plan

Hong Kong, Shanghai & Florham Park, NJ: Friday, April 23, 2021: Hutchison China MediTech Limited (“HUTCHMED”) (Nasdaq/AIM: HCM) announces that the non-performance based awards granted under the Long Term Incentive Plan (“LTIP”) on April 20, 2020 to the following persons discharging managerial responsibilities were vested on April 20, 2021:-

Award Holder	Number of American depositary shares (“ADS”)

Mr Simon To (Executive Director)	2,397[1]
Dr Dan Eldar (Non-executive Director (“NED”))	2,397
Ms Edith Shih (NED)	2,397[2]
Mr Paul Carter (Independent Non-executive Director (“INED”))	2,037
Dr Karen Ferrante (INED)	2,397
Mr Graeme Jack (INED)	2,397
Professor Tony Mok (INED)	2,397

Notes:

(1)	Similar to the arrangement for his Director’s fees, these ADSs were not received by Mr Simon To, but were received by or for the account of his employer, Hutchison Whampoa (China) Limited.
(2)	Similar to the arrangement for her Director’s fees, these ADSs were not received by Ms Edith Shih, but were received by or for the account of her employer, Hutchison International Limited.

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

(a) Dr Dan Eldar

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Dan Eldar
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on April 20, 2020 under HUTCHMED's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,397 ADS

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2021-04-20
f)	Place of the transaction	Outside a trading venue

(b) Mr Paul Carter

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Paul Carter
2	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on April 20, 2020 under HUTCHMED's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,037 ADS

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2021-04-20
f)	Place of the transaction	Outside a trading venue

(c) Dr Karen Ferrante

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Karen Ferrante
2	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on April 20, 2020 under HUTCHMED's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,397 ADS

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2021-04-20
f)	Place of the transaction	Outside a trading venue

(d) Mr Graeme Jack

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Graeme Jack
2	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on April 20, 2020 under HUTCHMED's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,397 ADS

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2021-04-20
f)	Place of the transaction	Outside a trading venue

(e) Professor Tony Mok

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Professor Tony Mok
2	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on April 20, 2020 under HUTCHMED's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,397 ADS

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2021-04-20
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company.  It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,200 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first two oncology drugs now approved and launched. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission and on AIM.  HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500